Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 20, 2009

Relating to Preliminary Prospectus Supplement dated May 14, 2009

Registration Statement Nos. 333-152823 and 333-158537

Unitil Corporation

2,400,000 Shares

This free writing prospectus updates certain information contained in the Preliminary Prospectus Supplement dated May 14, 2009 and the accompanying base prospectus (collectively, the “Prospectus”).

Unitil Corporation (the “Company”) has increased the size of the offering of its common stock, no par value, by 400,000 shares, from 2,000,000 shares to 2,400,000 shares. The Company has also increased the size of the underwriters’ over-allotment option by 60,000 shares of common stock, from 300,000 shares to 360,000 shares. As of May 19, 2009, the Company had 8,113,027 shares of common stock outstanding. If the proposed sale and issuance of common stock is consummated, the Company will have approximately 10,513,027 shares of common stock outstanding (10,873,027 shares if the underwriters exercise their over-allotment option in full).

Issuer:	Unitil Corporation

Symbol:	UTL

Shares offered:	2,400,000 shares of common stock

Over-allotment option:	360,000 shares of common stock

Price to public:	$20.00 per share

Closing date:	May 27, 2009

Gross proceeds:	$48,000,000

Use of proceeds:	The Company estimates that the net proceeds to us from this offering will be approximately $45.0 million (approximately $51.8 million if the underwriters’ exercise their over-allotment option in full), after deducting the underwriting discounts and our estimated offering expenses, based on the public offering price of $20.00 per share.

The Company intends to use the net proceeds from this offering (including the proceeds from any exercise by the underwriters of their over-allotment option) (i) to repay all amounts outstanding under the bridge credit facility that the Company used to partially finance its acquisitions of Northern Utilities, Inc. and Granite State Gas Transmission, Inc. and the related costs and expenses (approximately $39.1 million) and (ii) for other general corporate purposes, including capital contributions to the Company’s distribution utilities and repayment of short-term debt.

Amounts outstanding under the bridge credit facility accrue interest at either the Eurodollar Rate or the base rate, in each case plus the applicable margin. The Eurodollar Rate is based on an applicable LIBOR (the London Interbank Offered Rate) as increased by statutory reserve requirements. The base rate is the higher of (i) the rate of interest announced publicly by Royal Bank of Canada from time to time and (ii) the Federal Funds Rate plus 0.50%. The applicable margin is a range of interest rates that varies from 2.50% to 5.00% depending on the remaining term of the borrowings. The bridge credit facility matures on November 1, 2009.

Capitalization:	The table below shows our capitalization as of March 31, 2009:

•	on an actual consolidated basis; and

•

on a pro forma basis to give effect to the receipt of the estimated net proceeds of $45.0 million from the issuance of 2,400,000 shares of common stock in this offering at the public offering price of $20.00 per share and the application of the estimated net proceeds from this offering (see Use of Proceeds).

You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in the Prospectus.

(in millions)	(unaudited) As of March 31, 2009
	Actual	Adjustments for this Offering	Pro Forma
Common stock equity	$148.5	$45.0	$193.5
Preferred stock, non-redeemable, non-cumulative	0.2		0.2
Preferred stock, redeemable, cumulative	1.8		1.8
Long-Term debt, less current portion	249.2		249.2
Short-Term debt (1)	88.1	(45.0)	43.1

Total capitalization, including short-term debt	$487.8	$—	$487.8

(1) Includes $0.4 million for the Current Portion of Long-Term Debt.

Underwriters:

Book-Running Manager:	RBC Capital Markets Corporation

Co-Managers:	Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.
Brean Murray, Carret & Co., LLC
Edward D. Jones & Co., L.P.

Unitil Corporation has been advised by the underwriters that, prior to purchasing the shares being offered pursuant to the prospectus supplement, on May 20, 2009, one of the underwriters purchased, on behalf of the syndicate, 8,000 shares at an average price of $20.00 per share in stabilizing transactions.

Unitil Corporation has previously filed two registration statements on Form S-3 (including a base prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statements became effective on December 5, 2008 and April 29, 2009. Before you invest, you should read the preliminary prospectus supplement dated May 14, 2009 and the accompanying base prospectus and other documents that Unitil Corporation has filed with the SEC for more complete information about Unitil Corporation and this offering. You may get these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus relating to this offering may also be obtained from RBC Capital Markets Corporation, Equity Capital Markets, 3 World Financial Center, 8th Floor, 200 Vesey Street, New York, NY 10281; or from any of the other underwriters.